[OMM LETTERHEAD]

February 1, 2010

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Attention:	Pamela A. Long
Assistant Director

	Re:	Apollo Global Management, LLC Amendment No. 3 to Registration Statement on Form S-1 File Number 333-150141

Dear Ms. Long:

Set forth below are the responses of Apollo Global Management, LLC, a Delaware limited liability company (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above referenced registration statement on Form S-1 (as amended on August 12, 2008 and November 23, 2009, the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 3 to the Registration Statement (“Amendment No. 3”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to Amendment No. 2 to the Registration Statement filed on November 23, 2009. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in Amendment No. 3 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

General

1.	Your correspondence dated November 23, 2009 states that you believe Apollo should not be deemed to be an investment company because it can rely upon rule 3a-l under the Investment Company Act of 1940 (“Company Act”). To support your analysis, please update the relevant information provided in your September 18, 2008 Company Letter (as defined in your correspondence dated November 23, 2009), and please provide additional information to justify Apollo’s reliance on the rule, including Apollo’s compliance with rule 3a-l’s net income test. In addition, please discuss whether you intend to retain the services of an independent valuation agent, and if not, why not.

In response to the Staff’s comments contained in the Staff’s letter to the Company dated September 12, 2008, the Company responded to the Staff on November 23, 2009 (the “November 23, 2009 Company Letter”), and provided supplemental valuation information in a confidential submission dated December 17, 2009 (the “December 17, 2009 Company Letter”). The December 17, 2009 Company Letter included materials that provided the dollar values of the Company’s assets on a consolidated basis, as determined by the Company, and the Company’s net income after taxes for the past four quarters combined. Such materials demonstrated that as of the relevant dates, the Company was not an investment company under the criteria set forth in Rule 3a-1.

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

The values assigned to the Company’s assets in the materials enclosed with the December 17, 2009 Company Letter were determined by the Company in good faith. However, in connection with the preparation of the materials enclosed with the December 17, 2009 Company Letter, the materials that were previously submitted to the Staff under separate cover on September 18, 2008 (the “September 18, 2008 Company Letter”) and any other internal valuation materials that have been prepared by the Company to monitor its compliance with the Company Act, the Company has retained the services of an independent valuation agent ( the “Valuation Agent”), for the purpose of receiving an independent valuation of the Company’s intangible assets. In each instance, upon receipt of the Valuation Agent’s independent valuation, the Company has reviewed the independent valuation, determined in good faith that such independent valuation reflects the value of the Company’s intangible assets, and incorporated the values provided by the Valuation Agent into the materials submitted to the Staff or the internal valuation materials that have been prepared by the Company to monitor its compliance with the Company Act.

2.	Please explain why Apollo is not an investment company under section 3(a)(1)(A) of the Company Act.

The Company respectfully submits that it is not an investment company under section 3(a)(1)(A) of the Company Act. The Company is a holding company that, through its wholly owned subsidiaries, operates as an alternative asset manager and is not and does not hold itself out as being engaged (and is not engaged) in the business of investing, reinvesting or trading in securities.

Section 3(a)(1)(A) of the Company Act defines an investment company to include an issuer primarily engaged (or holding itself out as being primarily engaged) in the business of investing in securities. As described in the Registration Statement (see Prospectus Summary), since its formation, the Company has been an investment adviser primarily focused on investing the assets of others, and not as an investment company investing for its own account.1

The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged “primarily” in a non-investment business.2 The most significant criteria are the nature of an issuer’s assets (as evidenced by the percentage of the issuer’s assets invested in investment securities) and the sources of the issuer’s present income (as evidenced by the percentage of the issuer’s income derived from investment securities).3

1	As of September 30, 2009, the Company provided asset management and investment advisory services to funds that, collectively, had approximately $51.8 billion of Assets Under Management. In contrast, the Company’s total investment securities as of the same date amounted to approximately $0.1 billion, on a consolidated basis.

2	See, e.g., Tonopah Mining of Nevada, 26 S.E.C. 426 (1947) (“Tonopah Mining”); Dan River, Inc. v. Icahn, 701 F.2d 278 (4th Cir. 1983) (“Dan River”); and Financial Funding Group, Inc., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2155 (Mar. 3, 1982) (“Financial Funding”). The applicable criteria include: the issuer’s historical development; its public representations concerning its activities; the activities of its officers and directors, and the extent of their involvement in the management of the issuer; the nature of its present assets; and the sources of its present income.

3	See Dan River, 701 F.2d at 291 n. 14 (noting special importance of composition of assets and source of income); Financial Funding, 1982 SEC No-Act. LEXIS 2155 at *2 (noting special importance of composition of assets and source of income).

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

The Company is primarily engaged in the business of providing investment advisory and alternative asset management services to third parties in exchange for contractual fees determined by reference to a percentage of assets under management and incentive income for serving as the general partner or investment manager of funds that it manages. As described in the December 17, 2009 Company Letter, the value of the Company’s assets comprising non-investments securities represent more than 88% of the value of the Company’s total assets on a consolidated basis as of September 30, 2009. In addition, for the Company’s last four fiscal quarters that ended on September 30, 2009, 100% of the Company’s losses (after giving effect to the consolidation), was derived from assets comprising non-investment securities. Thus, the two most important factors for determining the Company’s primary business indicate that the Company is not engaged in the business of investing, reinvesting or trading in securities for its own account.

The other three factors developed by the Commission and the courts also indicate that the Company is primarily engaged in the investment management business rather than an “investment company.” As described in the Registration Statement (see Prospectus Summary), the Company was founded in 1990 with the goal of building a global alternative asset management business. Since that time the Company has been, and has held itself out as being, primarily engaged in providing investment advisory services. Disclosure with respect to the Company’s business contained in the Registrations Statement is consistent with this fact. In addition, the Company states on page 44 of the Prospectus that it intends to conduct its operations so that it will not be an investment company under the Company Act. Finally, as an investment manager the Company’s officers and employees devote substantially all of their time and efforts providing investment advisory and management services to others or in support of these activities, such as investor relations and operational services. These activities are consistent with the Company being an investment manager rather than an investment company.

Based on the analysis set forth above, the Company respectfully submits that it is not an investment company as defined in section 3(a)(1)(A).

3.	Please identify and explain any interests in the Apollo funds held by or through the Apollo Operating Group, as that term is defined in the S-1/A. For instance, please explain if interests in the Apollo funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do the Apollo Operating Group entities make contributions to the capital of the Apollo funds in connection with or apart from the general partner interests? What are the values with regard to each Apollo fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

The significant majority of the Company’s interests in the Apollo funds is represented by general partner or managing member interests in the funds (i.e., the dollar value of investments as a general partner or managing member plus the value of any carried interest or other incentive compensation). These interests are not investment securities. The courts and the Staff have consistently considered general partner and managing member interests not to be securities for purposes of the federal securities laws, including the Company Act, when, as is the case here, the general partner or managing member retains actual control over the issuer of the interest.4 The Company also invests a

4

With respect to general partner interests in limited partnerships, see Williamson v. Tucker, 645 F.2d 404, 421-22 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981). The Staff has indicated that the analysis in Williamson should be used to evaluate whether general partner interests are securities under the Company Act. See, e.g., Colony Realty Partners 1986, L.P., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 517, at *1 (Apr. 27, 1988);

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

portion of its own capital in its sponsored funds as more fully described in the subsequent paragraphs. These investments are made to align the interests of the Company with those of outside investors in the Apollo funds.

The Company has, directly or indirectly, invested in certain Apollo funds through limited partner and non-managing member interests. In addition, the Company has invested in vehicles that make direct investments, as a limited partner or non-managing member, in the Apollo funds (the “Co-Invest Vehicles”). For purposes of our analysis under Rule 3a-1, we have assumed that limited partner and non-managing member interests in Apollo funds, as well as all investments in Co-Invest Vehicles, are investment securities, and therefore “bad” assets under Rule 3a-1. This analysis is reflected in the materials enclosed with the December 17, 2009 Company Letter, which include these investments as bad assets, and the income derived therefrom as bad income.

In most cases the interest held by the Company through its subsidiaries represent an investment of no more than 3% of the total interests in any fund managed by the Company. In a few instances the Company’s interests in certain Apollo funds represent an investment of more than 3% of the total interests in such funds, due to the recent launch of such funds. In those instances, the Company provides seed capital for a fund to assist in starting the fund’s operations and developing an investment record. Over time the Company’s interests will decline as third parties invest in the fund and the Company’s seed capital becomes a smaller percentage of the fund’s capital, or upon the Company’s withdrawal of capital (if the fund permits withdrawals). The fair value of the interests in the Apollo funds held by the Company through its subsidiaries (as determined by the Company) as of September 30, 2009, will be provided to the Staff under separate cover.

Except for its investments in A.P. Alternative Assets, L.P. (“AAA”) and Apollo Metals Trading Fund, L.P., the Company uses the equity method of accounting for its investments in the Apollo funds in accordance with US GAAP as it exercises significant influence over those funds but does not meet the requirements for consolidation. Under the equity method of accounting, the Company records its share of the underlying income or loss of these funds. As such, the valuation of the Company’s equity method investments is based on the reported fair value of the funds as of the reporting date with the Company’s pro rata ownership interest of the changes in each fund’s net asset value reflected within the Company’s results of operations. With respect to its investments in AAA and Apollo Metals Trading Fund, L.P., the Company consolidates AAA and Apollo Metals Trading Fund, L.P. Accordingly, the Company reflects the assets held in these two funds on the Company’s consolidated statements of financial condition at fair value.

4.	Please explain why an investment in Apollo is not equivalent to an investment in a fund of funds.

An investment in the Company is not equivalent to an investment in a fund of funds for the following reasons:

First, a fund of funds is primarily engaged in the business of investing in securities issued by investment funds. By contrast, the Company is primarily engaged in the business of providing investment advisory and alternative asset management services to clients. Thus, the Company is engaged in a business that is different than the business of a fund of funds.

Oppenheimer Capital, L.P., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2306, at *2-*3 (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter, 1986 SEC No-Act. LEXIS 2361, at *1-*2 (June 9, 1986); FCA Realty Fund, SEC No-Action Letter, 1984 SEC No-Act. LEXIS 2799, at *2 (Nov. 13, 1984).

With respect to managing member interests in limited liability companies, see, e.g., Robinson v. Glynn, 349 F.3d 166, 174-75 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153, 163-66 (S.D.N.Y. 2001); Great Lakes Chem. Corp. v. Monsanto Co., 96 F. Supp. 2d 376, 383-94 (D. Del. 2000); Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 332-34 (S.D.N.Y. 1999).

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

Second, a fund of funds’ primary source of revenue is derived from the investment of capital, the return on which is dependent on the efforts of others. By contrast, the primary sources of revenue of an investment adviser, such as the Company, are the fees and incentive income it earns for providing investment advisory and management services to others, which revenue is not dependent on the investment of its own capital nor dependent on the efforts of others. Thus, the Company’s primary source of revenue is qualitatively different than a fund of funds’ source of revenue.

Third, the primary assets of a fund of funds are investment securities issued by funds. By contrast, the Company’s assets are primarily composed of investment management contracts and general partners interests pursuant to which the Company provides services to others. Thus, the Company’s assets are different from the assets of a fund of funds.

5.	On page 44 of the S-1/A, you state that you are relying on section 3(b)(1). Please explain this reliance in light of certain prior Commission statements (see, e.g., Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment Company Act of 1940 for the Offer or Sale of Debt Securities and Non-voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of section 3(b)(1) by financial services companies.

Section 3(b)(1) of the Company Act provides that an issuer is not an investment company as defined in section 3(a)(1)(C) of the Company Act if the issuer is “primarily engaged directly, or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Section 3(b)(1) of the Company Act permits an issuer to avoid classification as an investment company if the issuer establishes that it is primarily engaged in a non-investment business.

The Staff in considering a subsidiary organized for the purpose of underwriting and distributing securities, selling of securities to customers and acting as a securities broker (see In re Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961)) noted that the legislative history of section 3(b)(1) indicates that section 3(b)(1) was not intended to exempt companies primarily engaged in the business of investing, reinvesting, owning, holding, or trading securities. Rather section 3(b)(1) was intended to exempt holding companies that primarily engaged in a business other than investing in securities, such as an operating company.

The determination of whether an issuer is primarily engaged in a non-investment company business for purposes of Section 3(b)(1) generally is based upon the five-criteria test established in the Commission’s decision in Tonopah Mining Co.5 As described in the Company’s responses to comment # 2, the Company is not required to rely on section 3(b)(1) because the value of investment securities owned by the Company is less than 45% of the value of its total assets on a consolidated basis and the total income from investment securities is less than 45%. However, even if the Company failed the 45% test, the Company could rely on section 3(b)(1) because it is not primarily engaged in the business

5	See footnote 2, supra.

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

of investing, reinvesting, owning, holding, or trading securities. Instead, it is primarily engaged in the business of providing investment management and advisory services. As Andrew J. Donohue, Director of the Commission’s Division of Investment Management, noted in his testimony before the Senate on July 11, 2007,6 the distinction is one of providing investment advisory services to others as opposed to investing one’s own assets; otherwise all investment advisers would be investment companies, a result clearly not intended by Congress when it adopted the Company Act.

6.	Please explain whether the offering by Apollo should be considered an indirect offering of the Apollo funds. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies.

Pursuant to Rule 140 under the Securities Act of 1933, as amended (the “Securities Act”), the Company would be engaged in the “distribution” of securities of the Apollo funds under section 2(a)(11) of the Securities Act if the “chief part” of its business consisted of purchasing the securities of one or more Apollo funds and selling its own common shares to the public to furnish the proceeds with which to acquire the securities of the Apollo funds.

Section 48(a) of the Company Act makes it unlawful for any person, directly or indirectly, to do through or by means of any other person anything that would be unlawful if done by that person itself. For example, the Staff has taken the position that any issuer whose investors consist of non-qualified purchasers that was formed for the specific purpose of investing in a private fund may result in a violation of Section 48(a).7 The Staff has stated that determining whether an issuer is “formed for the specific purpose” of investing in a private fund depends on the surrounding facts and circumstances.

As discussed above, because an investment in the Company is not equivalent to an investment in the underlying funds (but rather is an investment in a company primarily engaged in the management of those funds), the offering of common shares of the Company is not an indirect offering of the Apollo funds pursuant to Rule 140 under the Securities Act nor is the Company formed for the purpose of investing in the Apollo funds in violation of Section 48(a) of the Company Act. The vast majority of the value of the Company’s investment in the Apollo funds is represented by general partner or managing member interests in the funds, which interests are not securities for the purposes of the federal securities laws, including the Securities Act and the Company Act. Although the Company in the past has made, and anticipates that it in the future will make, additional limited direct investments in the securities issued by the Apollo funds, such investments are intended only to further align the interests of the Company in its capacity as a manager of the funds, and the third party investors in those funds, and are incidental in quality and magnitude to the Company’s primary business of managing the funds. Moreover, the largest share of the Company’s income is and will continue to be derived from the management of third-party assets in the Apollo funds and not from the investment of its own capital in

6	See Andrew Donohue, Director, Division of Investment Management, U.S. Securities & Exchange Commission, Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds, before the U.S. Senate Committee on Finance, at n.3 (July 11, 2007) available at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

7	American Bar Association Section of Business Law, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 456, at *44-*47 (Apr. 22, 1999).

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

the funds. In fact, the aggregate value of the Company’s interests in securities issued by all of the Apollo funds represents much less than 40% of the value of the Company.8

Accordingly, the “chief part” of the Company’s business is not purchasing securities of any Apollo fund or selling securities to the public to furnish the proceeds with which to acquire additional securities of any Apollo fund, and the Company was not “formed for the purpose” of investing in any Apollo fund. Therefore, we respectfully submit that the offering of common shares of the Company was not an indirect offering of any Apollo fund.

7.	On page 44 of the S-1/A, you state that you do not believe that Apollo is an investment company because “the nature of our assets excludes us from the definition of an investment company” under the Company Act. Please explain this statement in light of your correspondence dated November 23, 2009, in which you state that Apollo is relying upon rule 3a-l under the Company Act, which includes a net income test.

In response to the Staff’s comment, the Company has revised its disclosure on page 44.

Our Structure

Equity Interest Retained by Our Managing Partners and Contributing Partners, page 87

8.	We have read your response to comment six from our letter dated August 12, 2008. Please revise your disclosures to explain how your feature works and whether this feature results in accounting implications under EITF Topic D-98. Your disclosure should be similar to the information provided in your response to comment six.

In response to the Staff’s comment, the Company has revised its disclosure on pages 22 and 88.

Management Discussion and Analysis of Financial Condition and Results of Operations

Operating Metrics

Assets Under Management, page 105

9.	On page 106, you indicate that your definition of AUM is not based on any definition of assets under management contained in your operating agreement or in any of your fund management agreements. Given that your AUM is not defined in your agreements, please disclose how you determined what should be included in your definition of AUM.

In response to the Staff’s comment, the Company has revised its disclosure on page 107 to further discuss how management determines what should be included in its definition of AUM.

10.	Clarify the nature of your non-fee generating assets and the importance of this amount in assessing your business. In this regard, also clarify your disclosure on page 223 which indicates that non-generating assets include, but are not limited to, the net of the funds’ fair value above and below invested capital.

8	While not a strict limitation, the Staff has generally concluded that an issuer that has invested less than 40% of its capital in a particular private fund was not formed for the purpose of investing in that private fund. See Cornish & Carey Commercial, Inc., SEC No-Action Letter (June 21, 1996).

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

In response to the Staff’s comment, the Company has revised its disclosure on pages 230 and 231 to further clarify the nature of its non-fee generating assets and the importance of this amount in assessing its business.

11.	Expand your disclosures regarding your AUM to address both globally and specifically as it relates to the results of your consolidated and segmental results of operations (i) the changes in fair value (ii) capital raised, (iii) distributions and/or redemptions, (iv) change in leverage and (iv) other inflows and/or outflows. Where material, you may need to identify and discuss the particular funds that impacted this measure.

In response to the Staff’s comment, the Company has revised its disclosure on pages 107, 108 and 109 to further expand the disclosure regarding AUM.

12.	Disclose whether shareholders of funds are required to give advance notice prior to redemption and if so, the extent of notice required. Disclose whether you have suspended redemption requests. If so, provide an explanation for any suspensions and when you expect to lift the suspension.

In response to the Staff’s comment, the Company has revised its disclosure on page 111.

13.	Address any significant changes in AUM after the balance sheet date but prior to filing your registration statement. Quantify the portion of the change that was attributable to changes in fair value, capital raised, distributions/redemptions, etc. Disclose which segments or underlying funds were most significantly impacted. Disclose and quantify the potential impact on future results of operations and cash flows.

In response to the Staff’s comments, the Company respectfully advises the Staff that there have been no significant changes to AUM subsequent to September 30, 2009 and as of December 31, 2009.

14.	Separately disclose and discuss other inflows/(outflows) on a gross basis such that readers can clearly identify any trends depicted by these cash inflows and outflows.

In response to the Staff’s comment, the Company has revised its disclosures to better describe the movements in AUM. The Company analyzed the “other” movements and the other disclosures within the AUM rollforward and determined that for clarity certain line items should be amended. Please see the revised AUM rollforward as well as the added disclosures for segment AUM rollforwards on pages 107, 108 and 109.

15.	In order to provide more insight into the underlying reasons for changes in your segment AUM, please provide a rollforward of segment AUM from period to period. Please also provide a detailed analysis of the impact that such activity had on your results of operations and cash flows for the periods presented.

In response to the Staff’s comment, the Company has revised its disclosures on pages 108 and 109 to further clarify the AUM movements by each of its segments. The Company respectfully advises the

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

Staff that with the additional disclosures, the Company believes that there is adequate disclosure of the impacts of the changes in AUM within the MD&A, including additional discussion of cash flow impacts within the liquidity section that describe the impact to our financial statements for any AUM changes.

Results of Operations, page 115

General

16.	We note your discussion of advisory and transaction fees, management fees and carried interest on both a consolidated basis and on a segmental basis as calculated by your supplemental performance measure, ENI. We appreciate the identification of the funds that have materially impacted those fees. Please expand your discussion to indicate why those funds impacted your results. As an example, on page 135 you indicate that the change in carried interest was primarily the result of changes in the net unrealized gains resulting from changes in the fair values of the underlying portfolio of investments held by Fund IV and V. Explain why those funds had such a significant amount of unrealized gains. This discussion may warrant a discussion of how the fund’s investment strategy impacted the fair value of its underlying investment portfolio and/or the identification of a particular investment if such investment materially impacted your results.

In response to the Staff’s comment, the Company has revised its disclosure on pages 141 and 144 to further explain the underlying causes of unrealized gains in certain of our funds.

17.	We note your discussion of advisory and transaction fees on both a consolidated basis and on a segmental basis as calculated by your supplemental performance measure, ENI. Please expand these discussions to provide more insight into the underlying transactions, by nature and number of transactions, to the extent that they have significantly impacted the changes in the amount of advisory and transaction fees you have recorded for each period presented.

In response to the Staff’s comment, the Company has revised its disclosure on pages 118, 122, 144 and 148 to expand discussions of advisory and transaction fees.

18.	As indicated in your first risk factor on page 56 and elsewhere in the filing, most of your capital markets funds’ incentive income is paid annually, semi-annually or quarterly, and the varying frequency of these payments will contribute to the volatility of your revenues and cash flow. Furthermore, you earn this incentive income only if the net asset value of a fund has increased or, in the case of certain funds, increased beyond a particular threshold. Certain of your global distressed and hedge funds also have “high water marks” whereby you do not earn incentive income during a particular period even though the fund had positive returns in such period as a result of losses in prior periods. If one of these funds experiences losses, you will not be able to earn incentive income from the fund until it surpasses the previous high water mark. The incentive income you earn is therefore dependent on the net asset value of the fund, which could lead to significant volatility in our results. Notwithstanding this disclosure, we see no discussion of hurdle rates or high water marks as it relates to your discussion of revenues recognized in each period presented. To the extent material, please expand your discussion of your results of operations to include a discussion of incentive fees earned and any related high hurdle rates or high water marks. Clearly indicate:

•	whether a specific threshold and/or realization event has been met in determining any incentive fee; and

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

•	the reasonable likelihood of attaining the thresholds in future periods. This could include a discussion about the high-water marks on a fund.

In response to the Staff’s comment regarding high water marks related to the capital markets funds, the Company has revised its disclosure on page 114.

19.	We note your discussion of future cash flows on page 168 that during economic downturns the funds you manage might experience cash flow issues or liquidate entirely. In these situations you might be asked to reduce or eliminate the management fee and incentive fees you charge. You further indicate that this was the situation with AIE. Further discuss AIE and its impact on your results of operations and cash flows. In this regard, we note the disclosure in your discussion of your capital markets segment’s management fees regarding reserves having been established for AIE but you do not clarify why such reserves are necessary or the potential for an increase in such reserves in future periods.

In response to the Staff’s comment, the Company has revised its disclosure on pages 127, 156, 159, 162, 175, 211 and F-15 to provide more clarity surrounding management fee waivers and actions taken in connection with AIE I’s monetization plan.

20.	We note your disclosures on page 221 that identify each of your funds by segment as well as their respective inception to date investment record. For each significant fund, and to the extent there are differentiating factors among your private equity and capital market funds, expand your disclosures to describe the underlying types of investments and its overall investment strategy. Disclose the annualized returns for each period presented. We believe this information should be used in the context of discussing the amount of carried interest and management fee that you have earned in each period and the underlying reasons for changes in the amounts you have recognized period to period. Although you are in the best position to determine which funds may be deemed significant, we believe the following criteria may be helpful in making that determination. A fund may be deemed to be significant if it:

•	had, or is expected to have, a material impact on management or incentive fees in relation to segment results;

•	comprised a material amount of segment AUM;

•	had, or is expected to have, material capital raised or redemptions in relation to segment AUM; or

•	had, or is expected to have, material appreciation or depreciation in relation to segment AUM.

In response to the Staff’s comment, the Company has revised its disclosure on pages 108 and 109 to expand the discussion of segment AUM and the impact on carried interest income. In addition, the Company respectfully advises the Staff that a description of each fund’s investments and overall investment strategy is included in the “Business—Our Business” section of the Registration Statement and the Company has revised its disclosure on page 230 to direct the reader to the relevant section.

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

Liquidity and Capital Resources

Cash Flows, page 164 Operating Activities, page 164

21.	You indicate that net cash provided by operating activities was $222.9 million for the nine months ended September 30, 2009, compared to $423.9 million for the nine months ended September 30, 2008. Please expand this disclosure to discuss the underlying reasons for changes in the components that resulted in the decrease in cash flows from operations. Please revise your disclosure for all periods presented.

In response to the Staff’s comment, the Company has revised its disclosure on pages 170, 171 and 172 to expand the discussion surrounding the underlying reasons for changes in the components of cash flows from operations for the nine month periods ended September 30, 2009 and 2008 and the years ended December 31, 2008 and 2007. The Company respectfully advises the Staff that the disclosures for the year ended December 31, 2007 compared to the year ended December 31, 2006 on page 173 cover in detail significant operating cash flow changes during these periods, and accordingly, such disclosures have not been revised.

Application of Critical Accounting Policies, page 172

General

22.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that an impairment loss related to the goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

In response to the Staff’s comment, the Company respectfully advises the Staff that each of its reporting units have estimated fair values that are substantially in excess of the carrying value of such reporting units. Additionally, the Company has revised its disclosure on pages 182 and 183 to disclose this determination and to add “Goodwill and Intangible Assets” as a critical accounting policy.

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

23.	If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, the Company has revised its disclosure on page 183.

24.	We have read your response to comment 10 from our letter dated August 12, 2008. For each of the models/techniques used to estimate fair value of net assets, gross assets, adjusted assets of unrealized portfolio investments or any other factor, please provide a detailed discussion of the material estimates and assumptions used in each of the model. For example, you indicate that significant judgment is required by management when determining which multiple to use when using the market approach model. However, you have not provided any insight into the judgments required or how you determine which multiple to use. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, the Company has revised its disclosure on pages 181 and 182 to provide further insight into the significant judgments the Company makes regarding its valuations and how it determines key assumptions.

Valuation of Investments, page 174

25.	We have read your response to comment 11 from our letter dated August 12, 2008. Please revise your disclosure to provide:

•

A description of any material changes you made during the reporting period to your discounted cash flow model or market approach model, why you made them, and, to the extent possible, the quantitative effect of those changes;

•

An enhanced discussion of the material estimates and assumptions used in each of your models, including but not limited to how you determine expected results and the discount rate to be used in your discounted cash flow model; and

•	A discussion of how increases and decreases in the aggregate fair value of your investments may affect your liquidity and capital resources, if material.

Please refer to Section 501.14 of the Financial Reporting Codification and Section V of FR-72 “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” on Critical Accounting Estimates for guidance.

In response to the first bullet of the Staff’s comment above, the Company respectfully advises the Staff that it has not made material changes to its discounted cash flow models or market approach models, and it has updated its disclosure accordingly on page 182.

In response to the second bullet of the Staff’s comment above, the Company has revised its disclosure on pages 181 and 182 to enhance the discussion surrounding how the Company determines key assumptions including discount rates.

In response to the third bullet of the Staff’s comment above, the Company has revised its disclosure on page 175 to address how changes in the fair value of its funds’ investments could affect the Company’s liquidity.

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

Sensitivity, page 181

26.	We note your sensitivity analysis for management fees for selected funds in your capital markets business, management fees for AAA investments and carried interest from most of your capital market funds and private equity funds as a result of a 10% decline in fair value of the underlying investments on which you earn such fees. Expand your disclosures to clarify why the resulting impact of such a 10% decline appears to have a disparate impact as it relates to the fees and income earned for the years ended December 31, 2008 as compared to 2007.

In response to the Staff’s comment, the Company has revised its disclosure on page 190.

Contractual Obligations; Commitment and Contingencies, page 184

27.	You indicated in Note (i) to your contractual obligations table that you do not include a $900 million line of credit entered into by AAA’s investments vehicle in your contractual obligation table. Expand your disclosures herein and on page F-19 and F-77 to provide the underlying terms of the line of credit such that you are not required to include this significant contractual obligation in your table. Refer to Item 303(A)(5) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 192, F-19 and F-77 to further expand the disclosure regarding the $900 million line of credit.

Carried Interest, page 226

28.	You indicate that if upon final distribution of any of your private equity funds and certain of your capital markets funds, the relevant fund’s general partner has received cumulative carried interest on individual portfolio investments in excess of the amount of the carried interest it would be entitled, the general partner must return the excess amount of the incentive income it received to the limited partners up to the amount of carried interest it received less taxes on that carried interest. You further indicate that as of September 30, 2009, based on the inception to dated performance of Funds IV, V and VI, none of the general partners of these funds had an obligation to return carried interest income distributions based on realization of investments. Please further expand this disclosure to address the potential obligations of your other private equity funds as well as your capital markets that may have such an obligation.

In response to the Staff’s comment, the Company has revised its disclosure on page 235.

Legal Proceedings, page 232

29.	You indicate that on October 27, 2009, you had reached an agreement in principle to settle the Lifschitz litigation. Please disclose the amount of the settlement or disclose a range of loss that is reasonable possible. Refer to paragraphs FASB ASC 450-20-50-3 through 4 and FASB ASC 310-10-50-21.

In response to the Staff’s comment, the Company respectfully advises the Staff that on December 9, 2009, the parties entered into a settlement agreement, subject to court approval, which provides for an $18 million cash settlement. A fairness hearing has been scheduled for May 8, 2010. As the Company is not a party to this action, no portion of the settlement will be borne by the Company.

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

30.	You indicate that “Pursuant to the terms of the Settlement Agreement, on December 19, 2008, Hexion paid Huntsman the $325 million termination fee, as required by the Merger Agreement. In addition, on December 23, 2008, certain affiliates of Apollo purchased $250 million of Huntsman’s 7% Convertible Senior Notes in that principal amount. On December 29, 2008, Apollo and certain of its affiliates paid Huntsman $425 million, while reserving all rights with respect to reallocation of the payment to certain other affiliates of Apollo.” Please help us reconcile the disclosures above to the $200 million litigation expense recognized in fiscal 2008. Please also disclose the reason for the $425 million payment and clarify which affiliates you are referring to. Please disclose the impact of the $425 payment on your financial statements for the year ended December 31, 2008.

In response to the Staff’s comments, the Company respectfully advises the Staff that on December 29, 2008, pursuant to the terms of the Settlement Agreement, the Company and certain of its affiliates paid Huntsman $425 million. Of this amount, Apollo Management VI, L.P. paid $200 million on behalf of itself and the following Apollo entities: Apollo Management, L.P.; Apollo Global Management, LLC; Apollo Management IV, L.P.; Apollo Advisors IV, L.P.; Apollo Management V, L.P.; and Apollo Advisors V, L.P. As a result, the $200 million payment is disclosed in the Company’s financial statements for the year ended December 31, 2008. The remaining portion of the settlement was paid to Huntsman by Hexion Specialty Chemicals, Inc., a portfolio company that is outside of the Company’s consolidated structure and therefore not included in the Company’s financial statements. Hexion Specialty Chemicals, Inc. paid Huntsman $225 million on behalf of itself and the following Apollo entities comprising Apollo Funds IV and V: Apollo Investment Fund IV, L.P.; Apollo Overseas Partners IV, L.P.; Apollo Investment Fund V, L.P.; Apollo Overseas Partners V, L.P.; Apollo Netherlands Partners V(A), L.P.; Apollo Netherlands Partners V(B), L.P.; and Apollo German Partners V GmbH & Co. KG. The impact of this $225 million payment resulted in a decrease of approximately $31 million of carried interest income allocated to the general partner of Fund V. The $425 million payment was in settlement of Huntsman’s defamation claim against all of the foregoing entities.

The Company respectfully advises the Staff that there are no pending actions involving the Company or any of its subsidiaries in connection with the Hexion/Huntsman transaction and accordingly, the Company has removed the related disclosure in the “Business—Legal Proceedings” section of the Registration Statement.

Interim Financial Statements

Condensed Consolidated Statements of Financial Condition, page F-2

31.	Please revise your presentation for shareholders’ equity to include a subtotal for the portion of total equity related to your shareholders. Refer to ASC 810-10-45-16 and ASC 810-10-55-41 for guidance.

In response to the Staff’s comment, the Company has revised its disclosure on page F-2 and F-48 to include a subtotal for the portion of total equity related to its shareholders.

8. Debt, page F-23

32.

On page F-24, you indicate that you were in compliance with all debt covenants at September 30, 2009. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements. For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-24 and F-25.

9. Net Loss Per Class A Share, page F-25 and 11. Net Loss Per Class A Share, page F-87

33.	Please provide your computations of your earnings per share in light of the guidance in FASB ASC 260. Address whether the AOG units are participating securities as defined by FASB ASC 260-10-45-59A and 260-10-45-60. Revise your disclosures as necessary to address your consideration of the AOG units as participating securities.

In response to the Staff’s comment, the Company respectfully advises the Staff that consideration was made of RSUs and AOG Units as participating securities and whether either would impact the Company’s net loss per share calculation in light of the guidance of FASB ASC 260.

As indicated on page F-26, certain unvested RSUs granted to certain employees of the Company are considered participating securities under FASB ASC 260 because they are entitled to distribution equivalents any time a dividend is declared. However, based on their contractual terms, the RSUs do not have the contractual obligation to share in the losses of the Company on a basis that is objectively determinable. As a result, the RSUs have been excluded from the computation of the Company’s net loss per share in accordance with FASB ASC 260. On the other hand, as these RSUs have the right to share in current earnings of the Company, they shall be included in the computation of earnings per share for any future period which the Company has a net profit from continuing operations.

Prior to their conversion, AOG Units do not have rights to undistributed earnings (losses) of the Company that otherwise would have been available to the company’s class A shareholders, whether that participation is conditioned upon the occurrence of a specified event or not. As a result, the AOG Units are not considered participating securities under FASB ASC 260. The Company has revised its disclosure on page F-26 to disclose this determination.

As a result of the conclusions above, there was no change to the Company’s net loss per share calculation previously disclosed on page F-25.

11. Related Party Transactions

Dividends/Distribution, page 32 and page F-95

34.	Clarify what you mean by “the Company made payments against the tax receivable agreement” and why it is necessary to make distributions to the Managing Partners and Contributing Partners as a result of these payments.

In response to the Staff’s comment, the Company has revised its disclosure on pages 178, F-32, F-96 and F-110.

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

Annual Financial Statements

Consolidated and Combined Statements of changes in Shareholders’ (Deficit) Equity and Partners’ Capital (Deficit), page F-50

35.	We have read your response to comment 18 from our letter dated August 12, 2008. Please disclose the nature of your $237,353 adjustment in your financial statements. Your disclosure should be similar to the information provide in your response to comment 18.

In response to the Staff’s comment, the Company has revised its disclosure on page F-56 to describe the dilution adjustment.

Note 1. Organization and Basis of Presentation, page F-46

36.	We have read your response to comment 19 from our letter dated August 12, 2008. Please note that we are still reviewing your response and we may have further comments when we have completed our review.

In response to the Staff’s comment, the Company acknowledges that the Staff is still reviewing the Company’s response and may have additional comments.

Additionally, the Company would like to respond to a follow up comment received from the Staff during a conversation held via conference call on January 25, 2010 in which the Staff asked the Company how Mr. Black’s authority to approve an “extraordinary transaction” was considered in the Company’s conclusion that a common control group9 exists and why this authority does not give Mr. Black ultimate control.

In response to the Staff’s comment, the Company respectfully advises the Staff that Mr. Black’s authority to approve extraordinary transactions was considered when determining that a common control group exists, as defined in EITF 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 (“EITF 02-5”). After such consideration, the Company determined that Mr. Black’s authority to approve an extraordinary transaction does not provide him ultimate control primarily because such authority is considered to be a protective right under the relevant guidance which is further discussed below.

In making this determination, the Company considered analogous guidance found in FASB Accounting Standards Codification Topic 810-10-25, Consolidation-Overall-Recognition (“ASC 810-10-25”)10 ASC 810-10-25 provides a framework for considering how certain governance rights held by noncontrolling (minority) shareholders impact the determination of whether the majority shareholder has control of the entity. The Task Force agreed that

“… the assessment of whether the rights of a minority shareholder should overcome the presumption of consolidation by the investor with a majority voting interest in its investee is a matter of judgment that depends on facts and circumstances … the framework in which such facts and circumstances are judged should be based on whether the minority rights, individually or in the aggregate, provide for the minority shareholder to effectively participate in significant decisions that would be expected to be made in the “ordinary course of business” … decisions made in the ordinary course of business are defined as decisions about matters of a type consistent with those normally expected to be addressed in directing and carrying out the entity’s current business activities,”

Rights are then divided into two categories, protective and participating. The Task Force agreed that rights that are only protective in nature would not overcome the presumption that the owner of a majority voting interest should consolidate its investee. Conversely, rights that provide the minority shareholder with the right to effectively participate in significant decisions that would be expected to be related to the investee’s ordinary course of business should overcome the presumption that the investor with a majority voting interest should consolidate its investee. Rights that would allow the minority shareholder to effectively participate in the following

[9]

The control group was determined to be the 4 (or 3) managing partners which consist of Mr. Black, Mr. Gross, Mr. Harris, and Mr. Rowan prior to April 15, 2005 and Mr. Black, Mr. Harris, and Mr. Rowan after April 15, 2005.

[10]

Previous to the Codification, the relevant guidance was EITF 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights (“EITF 96-16”) and EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (“EITF 04-5”).

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

corporate actions are considered substantive participating rights and would overcome the presumption of control by the investor with a majority voting interest:

•	Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures;

•	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

In determining the members of the control group pursuant to EITF 02-5, the Company considered the foregoing guidance in the context of Mr. Black and the other 3 (or 2) members of the control group. If Mr. Black holds certain protective rights not held by the other members of that group, such protective rights would not be relevant in assessing who had control of the applicable entities. If Mr. Black holds substantive participating rights not held by the other members of that group, such rights could be relevant in assessing whether that limits the control group to Mr. Black. Conversely, if the other 3 (or 2) members of the control group hold substantive participating rights along with Mr. Black that prevent Mr. Black from unilaterally making important decisions in the ordinary course of business, that would indicate that all those members together comprise the control group.

The right held by Mr. Black to approve an extraordinary transaction is a protective right, since it does not apply to matters related to the ordinary course of business. Extraordinary transaction is defined as a merger, consolidation, or sale of substantially all or a portion of the assets of, or a sale of any equity or other capital transaction with respect to, any of the Apollo Fee Partnerships, or any other entity involved, directly or indirectly, in the business conducted by Apollo generally, or any sale or other disposition of the goodwill associated with the business of Apollo. This definition meets the definition of a protective right indicated in ASC 810-10-25-10, which provides in relevant part:

Minority rights (whether granted by contract or by law) that would allow the minority shareholder to block corporate actions would be considered protective rights and would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. The following list is illustrative of the protective rights that often are provided to the minority shareholder but is not all-inclusive.

…

d.	Acquisitions and dispositions of assets that are not expected to be undertaken in the ordinary course of business (minority rights relating to acquisitions and dispositions of assets that are expected to be made in the ordinary course of business are participating rights; determining whether such rights are substantive requires judgment in light of the relevant facts and circumstances… [see paragraphs 810-10-25-13 and 810-10-55-1])
e.	Issuance or repurchase of equity interests.

The example in ASC 810-10-55-1a states the following:

The rights of the minority shareholder relating to the approval of acquisitions and dispositions of assets that are expected to be undertaken in the ordinary course of business may be substantive participating rights. Rights related only to acquisitions that are not expected to be undertaken in the ordinary course of the investee’s existing business usually are protective, and would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. Whether a right to approve the acquisition or disposition of assets is “in the ordinary course of business” should be based on an evaluation of the relevant facts and circumstances …

While Mr. Black holds the right to approve the sale of a portion (rather than substantially all) of the assets of or the business conducted by Apollo generally, that right does not relate to matters undertaken in the ordinary course of business of the entities. As a professional services firm, the purpose of the Apollo Fee Partnerships and related business of Apollo is to provide investment

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

management services in return for fee income and investment returns, and does not involve the routine acquisition and disposition of assets within the Apollo Fee Partnerships and related Apollo business entities. The purchase and sale of individual investments within a particular fund managed by the Apollo Fee Partnerships is not intended to be within the scope of the extraordinary approval definition, and are not subject to the sole approval by Mr. Black.

In consideration of the corporate actions above, the Company would like to reiterate the following information (previously stated in our response letter dated November 23, 2009) with regards to significant day-to-day participation of the control group as this information reflects participation by the control group in various material corporate actions (including the compensation, operating, and capital decisions that were specified as substantive participating rights within the context of ASC 810-10-25).

The Company’s formal and informal decision making processes ensure that all decisions are made in a collaborative process involving the members of the control group, who participate in various governance committees including management, executive and compensation committees as well as regular partner meetings where all members of the control group discuss and decide upon different business-related matters including strategic and operational matters. The members of the control group are not just passive investors who have an ownership interest in common entities and vote in isolation of one another; they are an integral part of the strategic and day-to-day decision making. The active involvement and mutuality of interests in our business on the part of each member of the control group should lead to the conclusion that they all collaborate, act in concert and otherwise operate as a common control group.

In addition to the excerpt from above, the letter agreements previously provided to the Staff provided that all material management decisions regarding the Apollo Fee Partnerships were to be discussed by Mr. Black with each of the 3 (or 2) other partners before a decision was made and any such decision (other than one relating to an “extraordinary transaction”) required the approval of 3 out of 4 (or 2 out of 3 partners) partners with Mr. Black having a veto. The Company would like to advise the staff that, of these material management decisions, the letter agreements specified certain material compensation decisions that were jointly determined and understood by the 4 (or 3) group members including the determination of the amount of Net Management Fee Income that will be available for allocation among each of the members and the allocation (and changes to the allocation) of “carried interest” and “points.”

Based on the above, the Company believes that the extraordinary transaction right held by Mr. Black is protective in nature and does not involve matters related to the ordinary course of business. Additionally, the other members of the control group (Mr. Harris, Mr. Rowan, and Mr. Gross) have substantive participating rights when viewed in the context of ASC 810-10-25 that overcome any possible notion of unilateral control by Mr. Black as Mr. Black cannot unilaterally cause the entities under common control (including the Apollo Fee Partnerships) to take a variety of actions that are significant in the ordinary course of business. As such, the Company does not believe that Mr. Black’s authority to approve an extraordinary transaction precludes us from concluding the control group consists of the 4 (or 3) group members under the context of EITF 02-5. Additionally, the participation of these individuals in the material operating decisions of the Company’s business should lead to the conclusion that they collaborate, act in concert and otherwise operate as a common control group.

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

2. Summary of Significant Accounting Policies

Non-Controlling Interest, page F-58

37.	We note your response to prior comment 22 and your separate presentation of non-controlling interest in consolidated entities from your non-controlling interest in the Apollo Operating group throughout the filing. We also note that you have indicated that the amount of the Non-Controlling Interests in the net income (loss) of the Apollo Operating Group relates to the units held by our managing and contributing partners post-Reorganization. This amount is calculated by applying the ownership percentage of 71.1% (for the year ended December 31, 2008) and 71.5% thereafter to the consolidated income (loss) of the Apollo Operating Group before income tax provision and after allocations to the Non-Controlling Interests in consolidated funds and other Non-Controlling Interests in certain of the Apollo Operating Group entities. For the year ended December 31, 2008, $445.2 million of losses allocated to Holdings in excess of its basis were recorded as part of accumulated deficit. We have the following comments in this regard:

•	Identify the other Non-Controlling Interests in certain of the Apollo Operating Group entities.

•

Expand your disclosures to present the computation of your non-controlling interest in the Apollo Operating Group in your discussion of changes in this income statement line item so that readers may have a better understanding of the underlying reasons for changes in this line item from period to period.

•

Please further explain why $445.2 million of losses allocated to Holdings in excess of its basis were recorded as part of accumulated deficit. In this regard, we note your adoption of SFAS 160 as of January 1, 2009. Clarify where the $445.2 has been recorded in your statement of stockholders equity. We assume you meant that $445.2 million of losses were not allocated to Holdings and therefore reflected in the net (loss) income attributable to Apollo Global Management, LLC.

In response to the first bullet of the Staff’s comment above, the Company respectfully advises the Staff that the reference to other Non-Controlling Interests represents the remaining interests held by certain former employees in certain of our consolidated entities. The Company has revised its disclosure on pages 121, 126, 132, and 137 to clarify that the Non-Controlling Interests of the Apollo Operating Group are calculated after allocations to the Non-Controlling Interests of the consolidated entities.

In response to the second bullet of the Staff’s comment above, the Company has expanded its disclosure on pages 121, 126, 132 and 137 to present the computation of Non-Controlling Interest in the Apollo Operating Group.

In response to the third bullet of the Staff’s comment above, the Company has revised its disclosure on page F-58.

Securities and Exchange Commission

Division of Corporate Finance

February 1, 2010

Equity Based Compensation, page F-88 RDUs, F-90

38.	You indicate that in 2008 the Company granted a total of 2,422,496 RDU’s. Of that total, 982,839 fully vested RDU’s were granted to the Company’s Managing Partners and treated as equity distributions and that 583,690 RDU’s were granted to the Company’s Contributing Partners resulting in compensation expense of $7.4 million. We have the following comments regarding this disclosure:

•	Clarify why grants of RDU’s to Managing Partners after the Reorganization have been treated as equity distributions.

•	Disclose who the other RDU’s were granted to and the amount of compensation recognized related to those RDU’s such that the total compensation recognized during 2008 was $14.1 million.

In response to the Staff’s comment, the Company has revised its disclosure on page F-91 to clarify why grants of RDUs to Managing Partners after the Reorganization have been treated as equity distributions and to disclose who the other RDUs were granted to and the amount of compensation expense recognized related to those RDUs such that the total compensation expense recognized during 2008 was $14.9 million.

If you have any questions regarding this Amendment No. 3 or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond of O’Melveny & Myers LLP

CC:	Securities and Exchange Commission
Ernest Green
Jeanne Baker
Craig Slivka

Apollo Global Management, LLC
John J. Suydam